Exhibit 99.1

October 4, 2006	By Hand & Fax
Board of Directors
Pacific Internet Limited
89 Science Park Drive
#02-05/06 The Rutherford
Singapore Science Park
Singapore 118261
Dear Sirs
Requisition for Extraordinary General Meeting by Vantage Corporation Limited
We refer to the requisition by Vantage Corporation Limited (“Vantage”) to Pacific Internet Limited (“PacNet”) on 8 September 2006 (“Vantage’s Requisition”) to convene an extraordinary general meeting (“EGM”) to remove and appoint certain directors of PacNet, and Vantage’s announcement on the Singapore Exchange Securities Trading Limited (“ Vantage Announcement”) on 29 September 2006. Vantage has publicly disclosed in Vantage Announcement that it is evaluating its investment in PacNet and is considering (a) disposing its interest in PacNet or (b) possibly, at the other extreme, making a general offer for PacNet, but has not taken a decision either way.
We note that while Vantage has made known Vantage’s Requisition and its two inconsistent proposals through its announcements on the SGX-ST, it has not to-date similarly made public the same on the Securities and Exchange Commission (“SEC”) through 13-D filing, even though PacNet is listed on the Nasdaq and such information is material for the purpose of PacNet shareholders and investors. In fact, we note that the last 13-D filing by Vantage was on 21 March 2006.
We believe Vantage’s decision on its proposals will have a material impact on the future management and direction of PacNet’s business. Shareholders and investors should therefore be informed its firm intention as to its proposal before being asked to attend the EGM to consider and vote on the removal and appointment of the directors of PacNet, as requisitioned by Vantage.
We, as a major shareholder of PacNet, are accordingly of the view that it is untimely and inappropriate to convene the EGM at this point in time. The Board should contact Vantage and openly ask that it withdraws its requisition for the EGM or defer the EGM to be convened until it has made public their decision as to their interests in PacNet to PacNet shareholders.

Yours sincerely,
MediaRing Ltd

/s/ Khaw Kheng Joo
Khaw Kheng Joo
Director & CEO